Exhibit 99.1

Evogene Reports Second Quarter 2021 Financial Results

Evogene’s management provides update on its plans for unlocking the value of its subsidiaries

Conference call and webcast: today, August 11, 2021, 9:00 am ET

Rehovot, Israel – August 11, 2021 – Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN), a leading computational biology company targeting to revolutionize life-science product discovery and development across several market segments, announced today its financial results for the first half and the second quarter of 2021, ended June 30, 2021.

Mr. Ofer Haviv, Evogene's President and Chief Executive Officer, stated, “As Evogene’s subsidiaries continue to advance and mature, we feel that now is the time to introduce our strategy of how we will bring increased shareholder value in the near term from our subsidiaries.

Our starting point is that each of our subsidiaries contains substantial internal value, created through its rapidly developing pipelines powered by Evogene's unique computational predictive biology technology, the CPB platform. Our technology is available to each of our subsidiaries for their fields of focus and provides a substantial advantage for dealing with the challenges normally faced by life-science companies, such as high failure rates and long time to market.

We now see significant inherent value developing within each of our subsidiaries and believe that valued separately, these companies would result in a far greater combined market value for Evogene. We believe that one way to achieve this in a manner that will be beneficial to our shareholders is to turn one or more of our subsidiaries into public companies that will trade independently of Evogene. Among the paths that we are exploring, is the distribution of a portion of Evogene’s holdings in one or more of those subsidiaries to our shareholders.

Of course, the decision if, when, and how, to spin-off a subsidiary company will depend on many considerations, including our goal of ensuring maximum value creation for shareholders as well as market conditions, the subsidiary’s financial needs, pipeline maturity, valuation, applicable regulations, etc.”

Concluded Mr. Haviv, “2021 is turning out to be a key strategic year for unlocking value at Evogene and its subsidiaries and I look forward to providing further updates as we advance on our strategy.”

Main Activities, Advancements and Upcoming Milestones

Biomica

First half of the year
•
Impressive pre-clinical data released for its microbiome therapeutic candidate BMC128 in immuno-oncology. BMC128, in combination with Immune Checkpoint Inhibitors (ICI), in a breast cancer mouse model, demonstrated pronounced anti-tumor activity as manifested in an increase of almost 50% in Objective Response Rate, in comparison to ICI alone.

•
Additional positive pre-clinical results for BMC128, this time in melanoma, significantly increasing anti-tumor activity in combination with ICI, which could indicate the potential of BMC128 to become a best-in-class treatment of various cancer tumors.

•
In preparation for its first-in-human proof-of-concept clinical trial in its immuno-oncology program, Biomica has initiated the scale-up processes, moved to GMP production of BMC128 and applied for regulatory approval.

Second half of the year
•	Expect to initiate its first-in-human proof-of-concept clinical trial in its immuno-oncology program.
•	Expect results for the pre-clinical trial in its IBD program.

Canonic

First half of the year
•	Production and distribution agreements in place for expected commercialization of first product in the MetaYield program in Israel in 2022.
•	Announced the joint development of novel medical cannabis products with Cannbit-Tikum Olam, as part of Canonic’s Precise product program.

Second half of the year
•	Continue preparation, including selection of the final varieties, towards commercialization of first generation MetaYield premium products.
•	Focused R&D efforts on next generation MetaYield products.
•	Expect to identify lines that exhibit distinct effect in model systems for reducing pain or inflammation, a milestone in the Precise product program.

AgPlenus

First half of the year
•	Considerable progress made in the collaboration with Corteva to develop novel herbicides.
•	Continued development and testing of additional compounds in the internal herbicide program.
•
Positive results in a proof-of-concept experiment for developing a resistance trait for a herbicide candidate targeting APTH1 (AgPlenus Target Herbicide 1), its leading novel mode-of-action for herbicides. Results demonstrate the ability to generate in target crops a resistance trait to herbicides targeting APTH1. This is a significant milestone, as resistance traits enable farmers to kill weeds without damaging the commercial crop.

Second half of the year
•	Advance strategic collaboration with Corteva.
•	Expand product pipeline with an aim to achieve a lead phase for additional candidates targeting APTH1.
•	Advance commercialization efforts for APTH1.

Lavie Bio

First half of the year
•	Product pipeline advancement with LAV.211, bio stimulant for spring wheat and LAV.311/312 bio-fungicide for grapes, at its core.
•	Commercial trials for lead bio-stimulant, LAV.211, towards expected launch in 2022. Advancement of formulation and product readiness.
•	Commercial team expansion with the appointment of a VP Commercial, building the path to market in North America.

Second half of the year
•	Continue preparations towards expected commercial launch of lead bio-stimulant LAV.211 in 2022, which is expected to include engagement with a distribution partner.
•
Advance an additional season of multi-location field trials in Europe and U.S. for lead bio fungicide, LAV.311/312. In addition, conduct trials for testing potential expansion of the use of this bio fungicide to additional lucrative crops.

Added Mr. Haviv, “We look forward to the continued success and developments of our subsidiaries, while implementing our very exciting strategy in the coming months.”

Consolidated Financial Results Summary

Cash position: Evogene maintains a strong financial position for its activities with $65.4 million in consolidated cash, cash related accounts, bank deposits and marketable securities as of June 30, 2021, of which $10.6 million of Evogene’s consolidated cash is appropriated to its subsidiary, Lavie Bio.

During the first half of 2021, the consolidated net cash usage was approximately $11.3 million, or $8.9 million, if excluding Lavie Bio. These sums exclude $28 million net raised through Evogene’s at-the-market, or ATM, offerings and exclude $0.5 million in proceeds from exercise of options.

During the second quarter the consolidated cash usage, was $5.7 million, or $4.5 million, excluding Lavie Bio. These sums exclude $0.8 million net raised through the current ATM as detailed below.

During the first half of 2021 and in particular during the second quarter, the cash burn rate was higher than during the same period in 2020, for the following reasons:

-
First, during the second quarter of 2020, the burn rate was relatively low due to certain measures the company took to mitigate the impact of the COVID-19 pandemic on the Company, including a temporary reduction in salary and salary-based expenditures and a cut back in secondary activities.

-	Second, during the second quarter of 2021, Evogene’s subsidiaries increased their investment in advancing their product development pipelines, including:
•	Biomica's continued preparations for the initiation of its first-in-human proof-of-concept study in the immuno-oncology program later this year,
•	Lavie Bio's activities towards expected commercial launch of its lead bio-stimulant in 2022, and
•	Canonic's establishment of its production and marketing infrastructure in preparation for expected product launch in Israel in 2022.

Management continues to estimate that the cash usage for the full year of 2021 will be within the anticipated range of $20-$22 million. These guidelines exclude the cash usage of Evogene’s subsidiary Lavie Bio.

Under the current ATM, initiated in March 2021, Evogene raised $0.8 million net, at a weighted average price of $4.70 per share.

Research and Development (“R&D”) expenses: R&D expenses for the second quarter of 2021, which are reported net of grants received, were $5.0 million, in comparison to $3.9 million in the second quarter of 2020. The increase in R&D expenses was mainly attributed to the product development activities of the Company and its subsidiaries, as mentioned above.

Business Development (“BD”) expenses: Business Development expenses were $0.7 million for the second quarter of 2021, in comparison to $0.5 million in the second quarter of 2020. The increase was attributed mainly to Canonic's and Lavie Bio's preparations towards expected launch of their first products in 2022.

General and Administrative (“G&A”) expenses: General and Administrative expenses for the second quarter of 2021 were $1.8 million, in comparison to $1.1 million in the second quarter of 2020. The increase was attributed to the increase of the costs of directors' and officers' insurance policies.

Operating loss:  Operating loss for the second quarter of 2021 was $7.4 million in comparison to $5.2 million in the second quarter of 2020.

Net loss: The net loss for the second quarter of 2021 was $6.9 million in comparison to a net loss of $4.8 million during second quarter of 2020.

***

Conference Call & Webcast Details:

Date: August 11, 2021

Time: 9:00 am EST; 16:00 Israel time

Dial-in number:1-888-281-1167 toll free from the United States, or +972-3-918-0609 internationally

Webcast: Link available at www.evogene.com

Replay Information: A replay of the conference call will be available approximately two hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5901 internationally. The replay will be accessible through August 13, 2021, and an archive of the webcast will be available on the Company’s website.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN), is a leading company in leveraging computational biology to design novel products for life-science-based industries including human health, agriculture, and industrial applications. Leveraging Big Data and Artificial Intelligence while incorporating a deep understanding of biology, Evogene established its unique technology, the Computational Predictive Biology (CPB) platform, to computationally design microbes, small molecules and genes as the core components for life-science products. Evogene holds a number of subsidiaries utilizing the CPB platform, for the development of human microbiome-based therapeutics, medical cannabis, ag-biologicals, ag-chemicals, seed traits and ag-solutions for castor oil production. For more information, please visit www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses its expected paths to value creation and its belief that turning one or more of its subsidiaries into public companies will be beneficial to its shareholders, its and its’ subsidiaries expected trials, studies, product advancements, commercializations, launches, pipelines, milestones, potential collaborations, cash usage and other plans for 2021 and 2022, the potential advantages of its technology and its anticipated entry into new fields of activity. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Aviva Banczewski / Rivka Neufeld Investor Relations and Public Relations Manager E: IR@evogene.com T: +972-8-931-1900	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$42,755	$46,229
Marketable securities	20,609	-
Short-term bank deposits	2,000	2,000
Trade receivables	208	222
Other receivables and prepaid expenses	2,295	3,372

	67,867	51,823
LONG-TERM ASSETS:
Long-term deposits	12	9
Right-of-use-assets	1,876	1,872
Property, plant and equipment, net	2,105	2,072
Intangible assets, net	15,677	16,139

	19,670	20,092

	$87,537	$71,915
CURRENT LIABILITIES:
Trade payables	$1,203	$863
Employees and payroll accruals	2,217	2,535
Operating lease liability	785	777
Liabilities in respect of government grants	144	72
Pre-funded warrants	-	4,144
Deferred revenues and other advances	26	47
Other payables	951	1,238

	5,326	9,676
LONG-TERM LIABILITIES:
Operating lease liability	1,602	1,663
Liabilities in respect of government grants	3,966	3,694

	5,568	5,357
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 40,621,124 shares as of June 30, 2021 and 35,600,088 shares as of December 31, 2020	231	200
Share premium and other capital reserve	258,258	225,121
Accumulated deficit	(192,088)	(179,276)

Equity attributable to equity holders of the Company	66,401	46,045

Non-controlling interests	10,242	10,837

Total equity	76,643	56,882

	$87,537	$71,915

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited

Revenues	$468	$373	$135	$298	$1,040
Cost of revenues	399	153	128	114	574

Gross profit	69	220	7	184	466

Operating expenses:

Research and development, net	9,283	8,478	4,986	3,891	17,287
Business development	1,242	1,438	672	468	2,672
General and administrative	3,249	2,388	1,795	1,051	5,321

Total operating expenses	13,774	12,304	7,453	5,410	25,280

Operating loss	(13,705)	(12,084)	(7,446)	(5,226)	(24,814)

Financing income	617	643	565	506	1,591
Financing expenses	(919)	(584)	(14)	(97)	(2,951)

Financing income (expense), net	(302)	59	551	409	(1,360)

Loss before taxes on income	(14,007)	(12,025)	(6,895)	(4,817)	(26,174)
Taxes on income	11	7	3	1	32

Loss	$(14,018)	$(12,032)	$(6,898)	$(4,818)	$(26,206)

Attributable to:
Equity holders of the Company	$(12,812)	(10,468)	(6,210)	(4,238)	(23,374)
Non-controlling interests	(1,206)	(1,564)	(688)	(580)	(2,832)

	$(14,018)	$(12,032)	$(6,898)	$(4,818)	$(26,206)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.32)	$(0.41)	$(0.15)	$(0.16)	$(0.83)

Weighted average number of shares used in computing basic and diluted loss per share	39,778,174	25,754,297	40,580,563	25,754,297	28,158,779

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
Cash flows from operating activities

Loss	$(14,018)	$(12,032)	$(6,898)	$(4,818)	$(26,206)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	672	916	342	496	1,792
Amortization of intangible assets	462	465	232	233	935
Share-based compensation	1,089	2,789	558	854	4,097
Pre-funded warrants issuance expenses	212	-		-	211
Net financing expense (income)	(7)	(66)	(693)	(467)	1,031
Taxes on income	11	7	3	1	32

	2,439	4,111	442	1,117	8,098
Changes in asset and liability items:

Decrease (increase) in trade receivables	14	13	11	2	(150)
Decrease (increase) in other receivables	1,010	390	291	547	(1,300)
Increase in long-term deposits	(3)	-	(2)	-	-
Increase (decrease) in trade payables	355	(234)	232	40	(29)
Increase (decrease) in employees and payroll accruals	(318)	(483)	(180)	156	456
Decrease in other payables	(278)	(229)	(23)	(17)	(87)
Increase (decrease) in deferred revenues and other advances	(21)	172	-	213	(339)

	759	(371)	329	941	(1,449)

Cash received (paid) during the period for:

Interest received	145	166	76	54	294
Interest paid	(138)	(118)	(81)	(68)	(238)
Taxes paid	(11)	(7)	(3)	(1)	(13)

Net cash used in operating activities	$(10,824)	$(8,251)	$(6,135)	$(2,775)	$(19,514)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
Cash flows from investing activities:

Purchase of property, plant and equipment	(407)	(415)	(224)	(124)	(682)
Proceeds from sale of marketable securities	406	2,097	205	1,053	2,097
Purchase of marketable securities	(20,990)	-	(709)	-	-
Proceeds from bank deposits, net	-	3,000	9,500	500	8,000

Net cash provided by (used in) investing activities	$(20,991)	$4,682	$8,772	$1,429	$9,415

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	27,922	-	814	-	18,658
Proceeds from issuance of pre-funded warrants	-	-	-	-	1,989
Proceeds from advances for pre-funded warrants	-	-	-	-	9
Proceeds from exercise of options	460	-	15	-	59
Repayment of lease liability	(316)	(329)	(149)	(152)	(639)
Proceeds from government grants	380	175	257	-	320
Repayment of government grants	(20)	(11)	-	(11)	(22)

Net cash provided by (used in) financing activities	28,426	(165)	937	(163)	20,374

Exchange rate differences - cash and cash equivalent balances	(85)	60	539	572	1,206

Increase (decrease) in cash and cash equivalents	(3,474)	(3,674)	4,113	(937)	11,481

Cash and cash equivalents, beginning of the period	46,229	34,748	38,642	32,011	34,748

Cash and cash equivalents, end of the period	$42,755	$31,074	$42,755	$31,074	$46,229

Significant non-cash activities
Acquisition of property, plant and equipment	$42	$117	$42	$117	$57

Increase (decrease) of right-of-use asset recognized with corresponding lease liability	$317	$-	$155	$-	$(41)

Exercise of options	$-	$-	$-	$-	$57